

Mail Stop #4641   July 25, 2016

Via E-mail
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 28, 2016**
> **File No. 333-205586**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 31, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 1-35436**

Dear Mr. Dias:

We have reviewed your response letter and the above-referenced filings, and have the following comment.

Note 7 Debt, page FS-51

1.   We note your disclosure in your form 10-Q for the period ended March 31, 2016 that certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios. Please revise your filing to disclose whether you were in compliance with such covenants at the end of the periods presented. Additionally, please provide this disclosure in future periodic filings.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Ernest Greene, Staff Accountant, at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Jeffrey Gallant, Esq.
        Graubard Miller